The Joint Annual Meeting of Shareholders of the Common Shares of First Trust Energy Income and Growth Fund, First Trust Enhanced Equity Income Fund, First Trust/Aberdeen Global Opportunity Income Fund, First Trust Mortgage Income Fund, First Trust Strategic High Income Fund II, First Trust/Aberdeen Emerging Opportunity Fund, First Trust Specialty Finance and Financial Opportunities Fund, First Trust Active Dividend Income Fund, First Trust Energy Infrastructure Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund and First Trust High Income Long/Short Fund was held on Monday, April 18, 2012 (the "Annual Meeting"). At the Annual Meeting, Thomas R. Kadlec and Richard
E. Erickson were elected by the Common Shareholders of the First Trust Specialty Finance and Financial Opportunities Fund as Class I Trustees for a three-year term expiring at the Fund's annual meeting of shareholders in 2015. The number of votes cast in favor of Mr. Kadlec was 12,933,166, the number of votes against was 179,806 and the number of abstentions was 1,165,280. The number of votes cast in favor of Mr. Erickson was 12,933,823, the number of votes against was 179,149 and the number of abstentions was 1,165,280. James A. Bowen, Niel B. Nielson, and Robert F. Keith are the other current and continuing Trustees.